Exhibit 99.1

IMMUTEP LIMITED

ABN 90 009 237 889

Appendix 4D

Half-Year Financial Report

For the Half-Year Ended

31 December 2025

(previous corresponding period: half-year ended 31 December 2024)

To be read in conjunction with the 30 June 2025 Annual Report.

In compliance with Listing Rule 4.2A.

ABN 90 009 237 889

ASX/Media Release (ASX: IMM)

25 February 2026

Appendix 4D Half-Year Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2025

Previous Reporting Period – Half-year Ended 31 December 2024

Revenues	up	n/a	to	4,080,294
Other Income	down	50%	to	3,655,205
Total revenue and other income	up	6%	to	7,735,499
Loss after tax attributable to members	up	100%	to	(44,859,721)
Net loss for the period attributable to members	up	100%	to	(44,859,721)

The loss after tax for the half-year ended 31 December 2025 of A$44,859,721 was higher compared to A$22,377,429 for the half-year ended 31 December 2024. The increase in loss after tax for the period ended 31 December 2025 was mainly attributable to the following:

•	an increase in R&D and intellectual property expenses of A$21.3m mainly attributable to the increase in clinical trial expenses and staff costs;

•	corporate expenses increased by A$1.2m this reporting period mainly due to an increase in share-based payment expense;

•	net gain on foreign exchange was A$111k for the half-year ended 31 December 2025 compared to A$992k for the half-year ended 31 December 2024;

•

the loss from exchange differences on the translation of foreign operations reported in Other Comprehensive Income for 31 December 2025 was A$2.1m, while in the half-year 31 December 2024, it was a gain of A$5.1m;

•	decrease in interest income in the current reporting period from A$3.1m to A$1.6m, mainly attributable to decrease in cash and term deposits;

•	grant income in the current reporting period was A$1.9m compared to A$3.1m for the half year ended 31 December 2024; and

•

in the current half-year reporting period, revenue of A$4.1million from the licensing and collaboration partner Dr. Reddy’s representing an R&D funding payment intended to support current product development activities for efti compared to A$nil for half-year ended 31 December 2024.

Dividends (Distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a
Record date for determining entitlements to the dividend (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)*

As at 31 December 2025	6.31
As at 31 December 2024	11.30

Immutep Limited-Appendix 4D	Page 1

Contents

Directors’ Report	3

Auditor’s Independence Declaration	11

Half-Year Financial Report

Consolidated Statement of Comprehensive Income	12

Consolidated Balance Sheet	13

Consolidated Statement of Changes in Equity	14

Consolidated Statement of Cash Flows	15

Notes to the Consolidated Financial Statements	16

Directors’ Declaration	29

Independent Auditor’s Review Report to the Members	30

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2025 and any public announcements made by Immutep Limited during the half-year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Immutep Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is at Level 32, 264 George Street, Australia Square, SYDNEY, NSW 2000. Its shares are listed on the Australian Securities Exchange (ASX) and NASDAQ Global Market (NASDAQ).

Immutep Limited-Appendix 4D	Page 2

Director’s Report

Your directors present their report on the group consisting of Immutep Limited and the entities it controlled at the end of, or during (referred to hereafter as the “Group” or “Immutep” and or the “Company”) the half-year ended 31 December 2025.

Directors

The following persons were directors of Immutep during the whole of the half-year and up to the date of this report:

Dr Russell Howard	(Non-Executive Chairman)
Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
Mr Marc Voigt	(Executive Director & Chief Executive Officer)
Dr Frédéric Triebel	(Executive Director & Chief Scientific Officer)
Ms Lis Boyce	(Non-Executive Director)

PRINCIPAL ACTIVITIES

Immutep is a Phase III clinical biotechnology company developing novel Lymphocyte Activation Gene-3 (LAG-3) related immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to LAG-3. It has a diversified product portfolio that harnesses LAG-3’s unique ability to stimulate the body’s immune response to fight cancer or suppress it to address autoimmune diseases.

Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. The Company is listed on the Australian Securities Exchange (IMM) and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

Immutep is focused on advancing its lead product candidate, eftilagimod alfa (efti), through its registrational Phase III clinical trial (TACTI-004 / KEYNOTE-F91) towards marketing approval in first line advanced or metastatic non-small cell lung cancer (1L NSCLC). Efti is a first-in-class novel immunotherapy that directly activates the immune system to fight cancer. The Company has multiple trials evaluating efti in other oncology indications including head and neck cancer, breast cancer, and soft tissue sarcoma. In autoimmune diseases, a Phase I study is in progress for another product candidate called IMP761, a first-in-class LAG-3 agonist antibody.

Strong progress and encouraging clinical results have been reported throughout the half-year for both efti and IMP761.

IMMUTEP AND DR. REDDY’S STRATEGIC COLLABORATION

In the half-year, Immutep and Dr. Reddy’s announced that their respective wholly-owned subsidiaries, Immutep SAS and Dr. Reddy’s Laboratories SA, had entered into a strategic collaboration and licensing agreement for the development and commercialisation of efti in all countries outside North America, Europe, Japan, and Greater China.

As per the agreement, Immutep has received from Dr. Reddy’s an upfront payment of USD 20 million (AUD 29.9 million) subsequent to the half-year reporting period. It is also eligible to receive potential regulatory, development and commercial milestone payments of up to USD 349.5 million (approximately AUD 528.4 million), plus royalties on commercial sales of efti in these markets.

Immutep retains the global manufacturing rights (except Greater China*) to efti across all markets and will supply the product to Dr. Reddy’s in the licensed markets. Additionally, Immutep retains all commercial rights to efti in key pharmaceutical markets, including North America, Europe, and Japan.

*	Immutep’s retained manufacturing right for efti in Greater China is limited to manufacture for the purposes of export for development and commercialisation outside Greater China.

Immutep Limited-Appendix 4D	Page 3

Director’s Report (Continued)

TACTI-004: Phase III trial in first line non-small cell lung cancer (1L NSCLC)

1L NSCLC is one of the most significant cancer indications with a high unmet medical need. The TACTI-004 trial is designed to set a new standard of care in 1L NSCLC and is a key value driver for Immutep.

During the half-year, Immutep presented Trial in Progress posters for TACTI-004 at the IASLC World Conference on Lung Cancer (WCLC) in Barcelona, Spain and at the European Society for Medical Oncology (ESMO) Congress 2025 in Berlin, Germany. These presentations included an overview of the trial and its study design, with encouraging physician feedback received on both fronts.

In October, Immutep reported that TACTI-004 had enrolled the required number of patients to conduct the futility analysis, which remains on track for the first quarter of CY2026, with full patient enrolment expected in the third quarter of CY2026.

In mid-December, Immutep reported strong operational progress for TACTI-004. The trial had enrolled 289 patients with enrolment continuing at a robust pace. Additionally, subsequent to the half-year period, 140 clinical sites had been activated and full regulatory approvals had been received in 27 countries and 50% of the targeted patient population has been recruited by early February 2026. TACTI-004 has started to open sites in the United States following completion of the FDA’s Project Optimus initiative and subsequent receipt of local and central Institutional Review Board (IRB) approvals.

TACTI-004 (KEYNOTE-F91) is Immutep’s registrational Phase III trial in advanced or metastatic 1L NSCLC evaluating efti in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) and chemotherapy. The study is taking place under Immutep’s third collaboration with MSD, with Immutep conducting the trial and retaining the commercial rights to efti, while MSD is supplying KEYTRUDA at no charge.

TACTI-004 is a 1:1 randomised, double-blind, multinational, controlled study, with dual primary endpoints of progression-free survival and overall survival. Patients will be randomised 1:1 to receive either efti in combination with pembrolizumab and chemotherapy in the treatment arm or pembrolizumab in combination with chemotherapy and placebo in the control arm.

The pivotal trial will take place in over 150 clinical sites in over 25 countries across the globe. It will enrol approximately 756 patients regardless of PD-L1 expression (TPS 0-100%) and include both squamous and non-squamous subtypes to address almost the entire 1L NSCLC market eligible for anti-PD-1 therapy.

TACTI-003: Phase IIb trial in first line head and neck squamous cell carcinoma (1L HNSCC)

During the reporting period Immutep received positive and constructive feedback from the US Food and Drug Administration (FDA), regarding the future late-stage clinical development of efti in first line treatment of recurrent/metastatic head and neck squamous cell carcinoma (1L HNSCC) patients who have PD-L1 expression below 1 (Combined Positive Score [CPS]<1).

TACTI-003 is Immutep’s ongoing Phase IIb trial evaluating efti in combination with KEYTRUDA as first line therapy in patients with HNSCC, taking place across Australia, Europe and the US at over 30 clinical sites. It is being conducted in collaboration with MSD. Enrolment into the trial was completed in November 2023. Immutep has FDA Fast Track designation with the potential for expedited development and review for the combination of efti with pembrolizumab for this indication.

Based on its review of the encouraging data in 1L HNSCC with CPS <1 from TACTI-003 (KEYNOTE-C34), the FDA agreed on the potential of efti in combination with KEYTRUDA® to address the high unmet need in this CPS <1 patient segment and is supportive of the combination’s further development. Paths for future clinical development and potential accelerated approval in light of the FDA’s Project FrontRunner include a randomised registrational trial evaluating efti in combination with KEYTRUDA against standard-of-care therapy or alternatively a smaller single-arm study (e.g. 70 – 90 patients) with safety, response rate, and duration of response as key endpoints, that would build on the existing data and would be followed by a confirmatory randomised study.

Immutep Limited-Appendix 4D	Page 4

Director’s Report (Continued)

AIPAC-003: Integrated Phase II/III trial in Metastatic Breast Cancer

Immutep completed patient enrolment in the randomised Phase II portion of the AIPAC-003 trial in late 2024. The Phase II study randomised participants (N=66) with HR+ and HER2-negative/HER2-low metastatic breast cancer (MBC) resistant to endocrine-based therapy (ET) including cyclin-dependent kinase 4/6 (CDK4/6) inhibitors or metastatic triple-negative breast cancer (mTNBC) not eligible for PD-(L)1-based therapy. Patients across 22 clinical sites in Europe and the United States were randomised 1:1 to receive either 30 mg or 90 mg dosing of efti in combination with paclitaxel to determine the optimal biological dose consistent with the FDA’s Project Optimus initiative.

AIPAC-003 is an integrated Phase II/III trial evaluating efti in combination with chemotherapy (paclitaxel) for the treatment of metastatic HER2-neg/low breast cancer and triple-negative breast cancer. The Phase II study was randomised 1:1 for patients to receive either 30 mg efti or 90 mg efti to determine the optimal biological dose, consistent with the FDA’s Project Optimus initiative.

In October, Immutep announced that positive feedback had been received from the US Food and Drug Administration (FDA) regarding the successful completion of Project Optimus requirements and agreement on 30 mg as the optimal biological dose for efti. The agreement with the FDA on efti’s optimal biological dosing carries strategic importance in the ongoing and future clinical development of efti, including the global TACTI-004 (KEYNOTE-F91) Phase III trial.

In December, Immutep announced new data from AIPAC-003 was presented by Dr. Nuhad Ibrahim, Professor, Department of Breast Medical Oncology, Division of Cancer Medicine, The University of Texas MD Anderson Cancer Center at the 2025 San Antonio Breast Cancer Symposium (SABCS) in San Antonio, Texas. The data presented shows that both efti dosing levels on top of weekly paclitaxel in heavily pretreated metastatic breast cancer patients, who received a median of three prior lines of systemic therapy, led to strong objective response rates (ORR) and disease control rates (DCR) of 41.9% and 87.1% (30 mg efti) and 48.5% and 78.8% (90 mg efti), respectively, in the evaluable population (N=64).

New Investigator-Initiated Phase II trial for Neoadjuvant Efti in Early-Stage Breast Cancer

In September, Immutep announced the launch of an investigator-initiated Phase II trial evaluating neoadjuvant efti as monotherapy and in combination with chemotherapy prior to surgery in early-stage HR+/HER2-negative breast cancer patients. The trial, led by Dr. Pavani Chalasani, MD, MPH, Division Director of Hematology and Medical Oncology at The George Washington (GW) University Cancer Center, aims to assess pathological complete response (pCR) after neoadjuvant efti treatment and neoadjuvant chemotherapy (NAC).The study will recruit up to 50 evaluable patients in a two-stage design and will be primarily funded by grants and The GW University Cancer Center. Immutep will provide efti at no cost, technical support, and limited funding that falls within its existing budget.

Immutep Limited-Appendix 4D	Page 5

Director’s Report (Continued)

EFTISARC-NEO: Phase II trial in Soft Tissue Sarcoma

In October, Immutep announced that positive data from the EFTISARC-NEO Phase II investigator-initiated trial evaluating efti with radiotherapy plus KEYTRUDA in the neoadjuvant setting for resectable soft tissue sarcoma (STS) was shared in a Proffered Paper oral presentation by Katarzyna Kozak, M.D., Ph.D., Maria Sklodowska-Curie National Research Institute of Oncology, Warsaw, Poland at the ESMO Congress 2025 in Berlin, Germany.

The EFTISARC-NEO trial met the endpoint and significantly exceeded the study’s prespecified 35% tumour hyalinization/fibrosis with a median 51.5% (p<0.001, historical comparison) in the evaluable patient population (N=38).1 This may hold significance in terms of future outcomes as tumour hyalinization/fibrosis serves as an early surrogate endpoint correlated with enhanced disease free and overall survival in STS patients.2 Disease-free survival and overall survival data are immature at this stage and will be presented in the future.

EFTISARC-NEO is a Phase II, open-label trial currently underway at the Maria Skłodowska-Curie National Research Institute of Oncology in Poland. This investigator-initiated study is examining the combination of efti, radiotherapy and pembrolizumab in up to 40 patients with STS in the neoadjuvant setting (before surgery). STS is an orphan disease with high unmet medical need and poor patient prognosis. The study is primarily funded by the Maria Sclodowska Curie National Research Institute of Oncology with a grant from the Polish government of €1.5M (approximately A$2.2M), with efti being provided by Immutep. The EFTISARC-NEO study is the first to evaluate efti in a neoadjuvant setting and the first to combine efti with radiotherapy. Importantly, the neoadjuvant setting allows for the impact of this novel combination to be assessed in the tumour microenvironment.

In November, early transitional data from EFTISARC-NEO trial were detailed in an oral presentation by Paweł Sobczuk, M.D., Ph.D., Maria Sklodowska-Curie National Research Institute of Oncology, Warsaw, Poland, at the Connective Tissue Oncology Society (CTOS) 2025 Annual Meeting held in Boca Raton, Florida. Results from the initial twenty patients who underwent surgery in the trial show a strong immune system activation in line with efti’s mode of action, with statistically significant increases in the expression of key cytokines and chemokines in peripheral blood — specifically CXCL9, CXCL10, IL-23, and IFN-g.

The increase during treatment of immune response biomarkers like IFN-g correlated with pathologic responses in this study, meaning patients with a biomarker increase during treatment also had a higher probability of a good clinical response at surgery.

Additionally, during the half-year, the EFTISARC NEO trial was awarded second place in the distinguished Golden Scalpel Award competition in Poland. This competition recognises the most innovative solutions in Polish medicine and is presented by independent experts to initiatives that set new standards in advancing healthcare. EFTISARC-NEO was the only oncology project to receive this accolade, underscoring its leadership and breakthrough potential in cancer treatment.

Institute of Clinical Cancer Research (IKF) INSIGHT Clinical Trial Platform

INSIGHT-003 (Stratum C) - Phase I triple combination with standard-of-care anti-PD-1 therapy and chemotherapy

In October, Immutep announced promising data from the investigator-initiated INSIGHT-003 trial, which is evaluating the same immunotherapy/chemotherapy combination used in TACTI-004 (KEYNOTE-F91), was detailed in a poster presented by Dr. med. Akin Atmaca, Head of the Thoracic Oncology, Krankenhaus Nordwest, UCT-University Cancer Center, Frankfurt, Germany at the ESMO Congress 2025.

In this multi-centre study, the novel combination of efti with KEYTRUDA and chemotherapy (carboplatin/pemetrexed) has generated strong objective response rates (ORR) and disease control rates (DCR) in 51 evaluable patients with advanced or metastatic non-squamous 1L NSCLC across all PD-L1 expression levels.

INSIGHT is an ongoing investigator-initiated Phase I clinical trial platform exploring efti in various combination treatments. It features five different arms, from strata A to E, with active arms detailed below. The trial is being conducted by the Institute of Clinical Cancer Research (IKF) at Northwest Hospital, Frankfurt, Germany.

Immutep Limited-Appendix 4D	Page 6

Director’s Report (Continued)

Notably, the ORR and DCR reported in INSIGHT-003 outperforms historical controls irrespective of PD-L1 levels (TPS 0-100%). This is particularly important for patients with low and no PD-L1 (TPS <50%), who represent over two-thirds of the 1L NSCLC patient population and for whom PD-(L)1 inhibitors typically perform sub optimally. In patients with TPS <50% (N=47), the combination with efti has achieved a strong and improved 61.7% ORR compared to historical control of 40.8%.1,2

Further to the strong efficacy data from INSIGHT-003, the combination with efti continues to have a favourable safety profile.

INSIGHT-005 (Stratum E) - Phase I trial with Merck KGaA, Darmstadt, Germany

The investigator-initiated INSIGHT-005 Phase I study, conducted by the Institute of Clinical Cancer Research, Krankenhaus Nordwest (IKF) to evaluate the safety and efficacy of efti in combination with avelumab in up to 30 patients with metastatic urothelial cancer, was discontinued by IKF after the end of the current reporting period. This decision was made as significant changes in the treatment landscape created challenges with patient recruitment and was not due to safety or efficacy concerns. Only 3 patients were recruited in total.

Autoimmune Disease Clinical Development

IMP761 Phase I Trial

In December, Immutep announced a positive update from the placebo-controlled, double-blind first-in-human Phase I study in healthy participants evaluating IMP761, a first-in-class LAG-3 agonist antibody for autoimmune diseases.

The single-ascending dose escalation portion of the trial successfully completed the 2.5 and 7 mg / kg dosing levels of IMP761 with continued positive safety and efficacy data. IMP761 was tolerated well with no treatment-related adverse reactions beyond mild intensity. Additionally, evidence of dose dependent immunosuppressive effects with IMP761 was observed with significant, long-lasting inhibition of the three T-cell-mediated intradermal reactions to a strong foreign antigen on day 2, 9 and 23. Given the encouraging efficacy and safety to date, the trial will continue as planned and additional updates are anticipated in the first half of CY2026.

IMP761 is Immutep’s proprietary product candidate and the world’s first LAG-3 agonist for autoimmune diseases. LAG-3 is a promising target in autoimmune diseases due to its ability to switch off activated T cells that are damaging tissue or creating inflammatory responses and thereby restore balance to the immune system. IMP761 has the potential to treat the underlying causes of many autoimmune diseases, rather than merely treating the symptoms. A single and multiple ascending dose, placebo-controlled, double-blind, Phase I study of IMP761 is underway.

IMP731 - LAG-3 depleting antibody

Following development work under an exclusive License and Research Collaboration Agreement with GSK, all development and commercialisation rights to the candidate were returned to Immutep in 2024. Immutep continues to examine the data returned from GSK and will explore options for further developing and commercialising this asset.

IMP731 is Immutep’s LAG-3 depleting antibody. As a depleting antibody, IMP731 has a different mode of action compared to Immutep’s other LAG-3 products in development in oncology and autoimmune diseases.

1.	ESMO Congress 2025 Proffered Paper presentation, “EFTISARC-NEO: A phase II study of neoadjuvant eftilagimod alfa, pembrolizumab and radiotherapy in patients with resectable soft tissue sarcoma”
2.

Rao SR et al. Extent of tumor fibrosis/hyalinization and infarction following neoadjuvant radiation therapy is associated with improved survival in patients with soft-tissue sarcoma. Cancer Med. 2022 Jan;11(1):194-206. doi: 10.1002/cam4.4428. Epub 2021 Nov 27. PMID: 34837341; PMCID: PMC8704179.

Immutep Limited-Appendix 4D	Page 7

Director’s Report (Continued)

Preclinical Research & Development

Monash University

Immutep continues to work under a research collaboration agreement with Monash University. In late 2024, findings were published that resolve how human lymphocyte activation gene 3 (LAG-3) binds to its main ligand MHC Class II (MHC-II), also known as HLA Class II (HLA-II) in humans. The work is also the first to show the crystal structure of a human LAG-3/MHC-II complex and provides a better foundation for development of LAG-3 therapeutics.

Under a research collaboration agreement with Monash University, Immutep is investigating the structure of LAG-3 and how it interacts with its main ligand, MHC Class II. This work is led by Professor Jamie Rossjohn at Monash University and Immutep’s CSO, Dr Frederic Triebel. The agreement extends Immutep’s previous research collaboration agreements with Monash University signed in 2017 and 2020.

Anti-LAG-3 Small Molecules

Under its collaboration with world leading scientists at Cardiff University, several compounds that could block LAG-3 have been identified and continued to be investigated on a limited scale during the half-year with external experts The program aims to create an orally available small molecule anti-LAG-3 treatment that offers a more cost-effective alternative to the existing anti-LAG-3 monoclonal and bi-specific antibodies currently on the market or in clinical development. Given the early stage of this project and the absence of additional partners, it is currently not a high priority.

Immutep has an exclusive License Agreement with Cardiff University, granting the Company the rights to develop and commercialise next-generation anti-LAG-3 small molecules. This agreement builds on years of collaboration between Immutep and Cardiff University’s expert team.

A Robust Intellectual Property Portfolio

Immutep continued to build its portfolio of patents to protect its product candidates, adding eight new patents for efti, IMP761 and LAG525 (ieramilimab) in various territories.

Efti

Two new patents were granted protecting Immutep’s intellectual property for a binding assay for determining MHC Class II binding activity of LAG-3 protein used in characterisation of efti in GMP-grade manufacturing. One patent in Israel and one patent in New Zealand.

IMP761

Five patents were granted for IMP761. Two patents for IMP761 in Brazil, one in Europe, one in Japan and one in New Zealand.

LAG525 (ieramilimab)

One patent was granted for LAG525 in Taiwan. LAG525 is exclusively licensed to Novartis by Immutep.

Corporate Summary & Financial Performance

Annual General Meeting

Immutep successfully held its Annual General Meeting (AGM) in November 2025, with all resolutions put forward to shareholders duly approved. The Company appreciates the continued support and engagement of its shareholders as it advances its strategic and operational objectives.

Immutep Limited-Appendix 4D	Page 8

Director’s Report (Continued)

Financial Performance

During the half-year, Immutep continued to exercise prudent cash management as it advanced its clinical trial programs for efti and for IMP761.

The Company is well funded with a strong cash and cash equivalent, and term deposit balance as at 31 December 2025 of approximately A$99.1 million, which is in line with budget as at the beginning of FY2026, while progressing our clinical programs within announced timeframes.

The total balance consists of 1) a cash and cash equivalent balance of A$72.7 million and 2) bank term deposits totaling A$26.4 million, which have been recognised as short-term investments due to having maturities of more than 3 months and less than 12 months. The balance as at 31 December 2025 was topped up by the USD 20million upfront payment (A$29.9 million) from Dr. Reddy’s received in January 2026, leading to a pro-forma 31 December 2025 balance of A$129.3 million.

Licensing revenue was A$4.1 million in the current half-year reporting period representing an R&D funding payment from collaboration partner Dr Reddy’s, intended to support current product development activities for efti. In comparison, licensing revenue was A$nil in half-year ended 31 December 2024.

Interest income decreased from A$3.14 million to A$1.60 million in the current half-year reporting period mainly due to a decrease in cash and term deposits, noting increased activity with respect to TACTI-004 compared to the previous reporting period.

During the half-year, Immutep received EUR2.59 million (approximately A$4.6 million) R&D tax incentive payment in cash from the French Government under its Crédit d’Impôt Recherche scheme (CIR) to support the ongoing and planned global clinical development of efti and IMP761.

Research and development and intellectual property expenses increased from A$25.33 million in the half-year ended 31 December 2024 to A$46.62 million in the current half-year reporting period. The increase is mainly attributable to an increase in clinical trial costs.

Corporate administrative (G&A) expenses for the current half-year reporting period were A$5.43 million compared to A$4.23 million in the previous comparative period. This was mainly as a result of an increase in staff costs, share-based payment expenses and other administrative costs.

The loss after tax for the half-year ended 31 December 2025 of A$44.86 million was higher compared to A$22.38 million for half-year ended 31 December 2024. This increase was mainly attributable to increase in clinical trial activities undertaken during the half-year period.

Furthermore, during the half-year reporting period, a long-term vendor* agreed to defer payment of approximately A$30 million by up to 30 months which would be payable by Immutep for future services related to Biologics License Application (BLA) readiness. This provides strong external validation of Immutep’s development strategy and long-term value creation potential.

Notes: * Immutep does not consider the arrangement with or the identity of the vendor to be information that a reasonable person would expect to have a material effect on the price or value of the entity’s securities and considers that this disclosure contains all materially relevant and accurate information in assessing the impact on the value of Immutep’s securities. The long-term vendor is recognised internationally as one of the leaders in its sector, supporting a broad portfolio of biotechnology and pharmaceutical companies across multiple regions. The vendor operates multiple state-of-the-art facilities across Asia, North America, and Europe and is recognised for its strong financial position, robust global infrastructure, and industry-leading quality systems. It is publicly listed on a major international exchange.

Immutep Limited-Appendix 4D	Page 9

Director’s Report (Continued)

Outlook

Immutep is very pleased with the strong operational progress our pivotal TACTI-004 Phase III trial in first line non-small cell lung cancer globally and the robust pace of recruitment. Growing interest in this pivotal trial has been enhanced by the recent licensing deal for efti in emerging markets with Dr. Reddy’s. The Immutep team is excited about further delivering on key milestones ahead for TACTI-004, including the futility analysis and completion of patient enrolment.

As we work towards the key milestones in the TACTI-004 study, we have multiple other ongoing trials in areas of high unmet need in oncology including INSIGHT-003, TACTI-003, EFTISARC-NEO, and AIPAC-003, as well as our Phase I trial of IMP761 in autoimmune disease. This positions us to see a number of catalysts during the course of 2026.

Our team’s long-standing effort has resulted in strong manufacturing capabilities in collaboration with partners and a well-protected intellectual property portfolio, supported by a track record of high-quality clinical execution. Together, this positions Immutep strongly as it advances efti towards potential commercialisation for patients with cancer. An important step towards commercial success has already been achieved by the license and collaboration agreement with Dr. Reddy’s in December 2025.

We are excited about the opportunities ahead for 2026. We remain focused on delivery and look forward to keeping shareholders updated on progress against key milestones.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 11. This report is made in accordance with a resolution of directors.

Yours sincerely,

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

25 February 2026

Immutep Limited-Appendix 4D	Page 10

Auditor’s Independence Declaration

As lead auditor of Immutep Limited’s financial report for the half-year ended 31 December 2025 I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review of the financial report; and

b)	no contraventions of any applicable code of professional conduct in relation to the review of the financial report.

Jason Hayes
Partner	Sydney
PricewaterhouseCoopers	25 February 2026

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, BARANGAROO NSW 2000,
GPO BOX 2650 SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

pwc.com.au	Liability limited by a scheme approved under Professional Standards Legislation.

Immutep Limited-Appendix 4D	Page 11

Consolidated Statement of Comprehensive Income

For the Half-year Ended 31 December 2025

	Note	31 December 2025	31 December 2024
		A$	A$
REVENUE
License revenue	5	4,080,294	—
OTHER INCOME
Research material sales and others		15,182	23,125
Grant income		1,931,152	3,124,546
Net gain on foreign exchange		111,169	991,534
Interest income		1,597,702	3,136,799

Total revenue and other income		7,735,499	7,276,004

EXPENSES
Research and development and intellectual property expenses		(46,622,706)	(25,330,664)
Corporate administrative expenses		(5,429,556)	(4,233,642)
Net change in fair value movement		(512,344)	—
Net change in fair value of convertible note	13	(11,318)	(71,849)
Finance costs		(19,296)	(17,278)

Loss before income tax		(44,859,721)	(22,377,429)

Income tax expense		—	—

Loss for the half-year		(44,859,721)	(22,377,429)

Other Comprehensive income/ (loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations	15	(2,064,439)	5,074,247

Other comprehensive income / (loss) for the half-year, net of income tax		(2,064,439)	5,074,247

Total comprehensive loss for the half-year		(46,924,160)	(17,303,182)

Loss is attributable to:
Owners of Immutep Limited		(44,859,721)	(22,377,429)

Total comprehensive loss is attributable to:
Owners of Immutep Limited		(46,924,160)	(17,303,182)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents
Basic and diluted loss per share		(3.05)	(1.54)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immutep Limited-Appendix 4D	Page 12

Consolidated Balance Sheet

As at 31 December 2025

	Note	31 December 2025	30 June 2025
		A$	A$
ASSETS
Current assets
Cash and cash equivalents	6	72,747,858	67,408,215
Current receivables	7	36,727,275	9,868,388
Short-term investments	8	26,381,641	62,284,779
Other current assets	9	3,930,363	9,526,264
Derivative financial asset		—	9,242

Total current assets		139,787,137	149,096,888

Non-current assets
Plant and equipment	10	132,783	63,458
Intangibles	11	5,954,850	7,200,429
Right of use assets		1,185,361	506,023
Other non-current assets		141,765	116,636

Total non-current assets		7,414,759	7,886,546

Total assets		147,201,896	156,983,434

LIABILITIES
Current liabilities
Trade and other payables	12	45,504,967	10,634,558
Employee benefits		744,030	814,018
Convertible note liability	13	—	1,104,878
Derivative financial liability		503,101	—
Lease liability		260,004	205,390

Total current liabilities		47,012,102	12,758,844

Non-current liabilities
Employee benefits		313,013	265,891
Lease liability		949,602	314,914
Provisions		28,391	8,422
Deferred tax liability		—	—

Total non-current liabilities		1,291,006	589,227

Total liabilities		48,303,108	13,348,071

Net assets		98,898,788	143,635,363

EQUITY
Contributed equity	14	547,652,181	544,731,830
Reserves	15	37,598,164	42,984,855
Accumulated losses	15	(486,351,557)	(444,081,322)

Equity attributable to the owners of Immutep Limited		98,898,788	143,635,363

Total Equity		98,898,788	143,635,363

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immutep Limited-Appendix 4D	Page 13

Consolidated Statement of Changes in Equity

For the Half-year Ended 31 December 2025

	Issued Capital A$	Reserves A$	Accumulated Losses A$	Total A$
Balance at 1 July 2024	542,105,187	30,063,712	(382,647,157)	189,521,742
Loss for the half-year	—	—	(22,377,429)	(22,377,429)
Other comprehensive income	—	5,074,247	—	5,074,247

Total comprehensive income/(loss) for the half-year	—	5,074,247	(22,377,429)	(17,303,182)

Transactions with owners in their capacity as owners:
Employee Share based payments	—	253,646	—	253,646
Exercise of vested performance rights	954,143	(954,143)	—	—

Balance at 31 December 2024	543,059,330	34,437,462	(405,024,586)	172,472,206

Balance at 1 July 2025	544,731,830	42,984,855	(444,081,322)	143,635,363
Loss for the half-year	—	—	(44,859,721)	(44,859,721)
Other comprehensive loss	—	(2,064,439)	—	(2,064,439)

Total comprehensive loss for the half-year	—	(2,064,439)	(44,859,721)	(46,924,160)

Transactions with owners in their capacity as owners:
Conversion of convertible Notes & Warrants	1,116,196	(2,589,486)	2,589,486	1,116,196
Employee Share based payments	—	1,071,389	—	1,071,389
Exercise of vested performance rights	1,804,155	(1,804,155)	—	—

Balance at 31 December 2025	547,652,181	37,598,164	(486,351,557)	98,898,788

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immutep Limited-Appendix 4D	Page 14

Consolidated Statement of Cash Flows

For the Half-year Ended 31 December 2025

	Note	31 December 2025	31 December 2024
		A$	A$
CASH FLOWS RELATED TO OPERATING ACTIVITIES*
Payments to suppliers and employees (inclusive of Goods and Service Tax)		(34,912,255)	(35,028,302)
Cash receipts from grant income and government incentives		4,666,654	4,218,405
Research material sales received		19,461	27,638
Interest received		1,590,570	2,252,968
Payment for interest on leases		(13,976)	(16,973)

NET CASH OUTFLOWS FROM OPERATING ACTIVITIES		(28,649,546)	(28,546,264)

CASH FLOWS RELATED TO INVESTING ACTIVITIES**
Payments for plant and equipment		(92,657)	(11,501)
Payments for intangibles		—	(225,414)
Proceeds from closure of short-term investments		40,408,876	5,000,000
Acquisition of short-term investments		(5,000,000)	(67,578,319)

NET CASH INFLOWS/(OUTFLOWS) IN INVESTING ACTIVITIES		35,316,219	(62,815,234)

CASH FLOWS RELATED TO FINANCING ACTIVITIES**
Share issue transaction costs payment		—	(254,455)
Principal elements of lease payments		(112,554)	(118,222)
Advance payment from shareholders for Entitlement Offer		—	(54,493)

NET CASH OUTFLOWS IN FINANCING ACTIVITIES		(112,554)	(427,170)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		6,554,119	(91,788,668)
Effect on exchange rate on cash and cash equivalents		(1,214,476)	3,884,963
Cash and cash equivalents at the beginning of the half-year		67,408,215	161,790,147

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	6	72,747,858	73,886,442

*

Significant Non-Cash Operating Activity : During the half year ended 31 December 2025, the Company recognised $4.1m as revenue from the collaboration and licensing partner Dr Reddy’s, representing an R&D funding payment intended to support current product development activities for efti. At balance sheet date, A$29.9 million (USD20 million) was recorded as accounts receivables and A$25.8 million as unearned revenue. The full upfront payment totaling US$20m (approximately $29.9m) was received in January 2026. Accordingly, this transaction represents a significant non-cash operating activity and has been excluded from the statement of cash flows. Cash relating to this agreement will be presented within operating cash flows when received.

**	Non-cash investing and financing activities relate to the following:

•	Fair value movement of convertible notes disclosed in Note 13 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in Note 14 to the financial statements.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immutep Limited-Appendix 4D	Page 15

Notes to the Consolidated Financial Statements

1.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a) Basis of Preparation

The half-year consolidated financial statements is a general-purpose financial report for the half-year ended 31 December 2025 which has been prepared in accordance with Australian Accounting Standard AASB 134: Interim Financial Reporting, and the Corporations Act 2001.

The half-year report does not include all the notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Immutep as the annual report.

Accordingly, it is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2025 and any public announcements made by Immutep Limited during the half-year in accordance with continuous disclosure requirements of the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period, except for the adoption of new and amended standards as set out below.

New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

2.	LIQUIDITY

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 31 December 2025, the Group holds cash and cash equivalents of A$72,747,858 (30 June 2025: A$67,408,215). In addition, the Company also has bank term deposits totaling A$26.4 million, which have been recognised as short-term investments due to having maturities of more than 3 months and not more than 12 months. Total cash at bank and short-term investment-term deposit as at 31 December 2025 was A$99.1 million.

In line with the Group’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view there is no material uncertainty, and the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

3.	DIVIDENDS

The Board did not declare any dividends in the half-year ended 31 December 2025.

Immutep Limited-Appendix 4D	Page 16

Notes to the Consolidated Financial Statements (continued)

4.	SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, Cancer Immunotherapy.

Operating segment information

31 December 2025	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	4,080,294	—	4,080,294
Other Income
Grant income	1,931,152	—	1,931,152
Interest income	—	1,597,702	1,597,702
Net gain on foreign exchange	—	111,169	111,169
Research material sales and others	15,182	—	15,182

Total revenue and other income	6,026,628	1,708,871	7,735,499

Result
Segment result	(46,025,634)	1,165,913	(44,859,721)

Loss before income tax expense	(46,025,634)	1,165,913	(44,859,721)

Income tax expense	—	—	—

Loss after income tax expense			(44,859,721)

Total segment assets	147,201,896	—	147,201,896

Total segment liabilities	48,303,108	—	48,303,108

31 December 2024	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other Income
Grant income	3,124,546	—	3,124,546
Interest income	—	3,136,799	3,136,799
Net gain on foreign exchange	—	991,534	991,534
Research material sales	23,125	—	23,125

Total revenue and other income	3,147,671	4,128,333	7,276,004

Result
Segment result	(26,416,635)	4,039,206	(22,377,429)

Loss before income tax expense	(26,416,635)	4,039,206	(22,377,429)

Income tax expense			—

Loss after income tax expense			(22,377,429)

Total segment assets	182,328,516	—	182,328,516

Total segment liabilities	9,856,310	—	9,856,310

Immutep Limited-Appendix 4D	Page 17

Notes to the Consolidated Financial Statements (continued)

5.	REVENUE

	Consolidated
	31 December 2025	31 December 2024
	A$	A$
Licensing revenue	4,080,294	—

(i) License revenue

At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments by third party research collaboration partners based on the progress of their on-going clinical trials and research and development activities.

The Group recognises revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use IP (at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognised by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognised on a straight-line basis over the license term or the time over which the development services are provided, as applicable.

Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to separate performance obligations based on relative standalone selling prices. If the transaction price includes consideration that varies based on a future event or circumstance (e.g., the completion of a clinical trial phase), the Group would allocate that variable consideration (and any subsequent changes to it) entirely to one performance obligation if both of the following criteria are met:

•

The payment terms of the variable consideration relate specifically to the Group’s efforts to satisfy that performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying that separate performance obligation).

•

Allocating the variable amount entirely to the separate performance obligation or the distinct good or service reflects the amount of consideration to which the Group expects to be entitled in exchange for satisfying that particular performance obligation or transferring the distinct good or service when considering all of the performance obligations and payment terms in the contract.

Variable consideration is only recognised as revenue when the related performance obligation is satisfied, and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognised in future periods.

The Company recognised $4.1m as revenue from the licensing and collaboration partner representing an R&D funding payment intended to support current product development activities for efti. As this portion of the total upfront consideration relates to payment for development costs incurred by the Company during the half-year ended 31 December 2025, the Company recognised it as revenue in the period. The remainder of the upfront payment relates to future performance obligations under the strategic collaboration and licensing agreement with Dr Reddy’s and is therefore, recorded as unearned revenue (i.e. a liability of A$25.8m) at the reporting date, to be recognised as those obligations are satisfied. The full upfront payment totalling US$20m (approximately $29.9m) was received in January 2026.

Immutep Limited-Appendix 4D	Page 18

Notes to the Consolidated Financial Statements (continued)

6.	CASH AND CASH EQUIVALENTS

	Consolidated
	31 December 2025	30 June 2025
	A$	A$
Cash on hand	566	286
Cash at bank	43,097,464	50,149,959
Cash on deposit	29,649,828	17,257,970

	72,747,858	67,408,215

The above cash and cash equivalents are held in AUD, USD, and Euro. Cash on deposits are presented as cash and cash equivalents if they have a maturity of three months or less from the date of acquisition. The interest rates on these deposits range from Nil% to 4.10% as at 31 December 2025 (30 June 2025—Nil% to 4.20%).

7.	CURRENT RECEIVABLES

	Consolidated
	31 December 2025	30 June 2025
	A$	A$
GST and VAT receivables	1,139,632	1,691,579
Receivable for grant income and other refundable tax	5,679,747	8,169,349
Accounts receivables	29,907,896	7,460

	36,727,275	9,868,388

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2025. No receivables were impaired or past due.

Immutep Limited-Appendix 4D	Page 19

Notes to the Consolidated Financial Statements (continued)

8.	SHORT-TERM INVESTMENTS

	Consolidated
	30 December 2025	30 June 2025
	A$	A$
Term Deposits	26,381,641	62,284,779

	26,381,641	62,284,779

The above short-term investments are held in AUD, USD and EUR. Term deposits are presented as short-term investments if they have a maturity of more than 3 months and not more than 12 months from the date of acquisition. The interest rates on these deposits range from 2.60% to 4.22 % as at 31 December 2025 (30 June 2025 – 2.45% to 5%).

9.	OTHER CURRENT ASSETS

	Consolidated
	31 December 2025	30 June 2025
	A$	A$
Prepayments*	3,102,454	8,521,495
Security deposit	34,818	12,639
Accrued income	793,091	992,130

	3,930,363	9,526,264

*	Prepayments are in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials.

Immutep Limited-Appendix 4D	Page 20

Notes to the Consolidated Financial Statements (continued)

10.	NON-CURRENT ASSETS - PLANT AND EQUIPMENT

	Plant and Equipment	Computers	Furniture and fittings	Total
	A$	A$	A$	A$
At 30 June 2024
Cost or fair value	504,844	206,836	43,477	755,157
Accumulated depreciation	(477,563)	(177,372)	(37,077)	(692,012)

Net book amount	27,281	29,464	6,400	63,145

Year ended 30 June 2025
Opening net book amount	27,281	29,464	6,400	63,145
Exchange differences	1,756	1,595	359	3,710
Additions	25,104	20,665	—	45,769
Disposals	(1,193)	—	—	(1,193)
Depreciation charge	(22,764)	(19,591)	(5,618)	(47,973)

Closing net book amount	30,184	32,133	1,141	63,458

At 1 July 2025
Cost or fair value	532,006	230,125	44,240	806,371
Accumulated depreciation	(501,822)	(197,992)	(43,099)	(742,913)

Net book amount	30,184	32,133	1,141	63,458

Half-year ended 31 December 2025
Opening net book amount	30,184	32,133	1,141	63,458
Exchange differences	(558)	(443)	(11)	(1,012)
Additions	56,630	36,027	—	92,657
Depreciation charge	(9,970)	(11,220)	(1,130)	(22,320)

Closing net book amount	76,286	56,497	—	132,783

At 31 December 2025
Cost or fair value	587,966	265,624	44,215	897,805
Accumulated depreciation	(511,680)	(209,127)	(44,215)	(765,022)

Net book amount	76,286	56,497	—	132,783

Immutep Limited-Appendix 4D	Page 21

Notes to the Consolidated Financial Statements (continued)

11.	NON-CURRENT ASSETS – INTANGIBLES

	Intellectual Property	Goodwill	Total
	A$	A$	A$
At 1 July 2024
Cost	26,094,543	109,962	26,204,505
Accumulated amortisation	(17,963,568)	—	(17,963,568)

Net book amount	8,130,975	109,962	8,240,937

Year ended 30 June 2025
Opening net book amount	8,130,975	109,962	8,240,937
Exchange differences	820,519	—	820,519
Additions	225,414	—	225,414
Amortisation charge	(2,086,441)	—	(2,086,441)

Closing net book amount	7,090,467	109,962	7,200,429

At 1 July 2025
Cost	29,416,552	109,962	29,526,514
Accumulated amortisation	(22,326,085)	—	(22,326,085)

Net book amount	7,090,467	109,962	7,200,429

Half-year ended 31 December 2025
Opening net book amount	7,090,467	109,962	7,200,429
Additions	—	—	—
Exchange differences	(139,379)	—	(139,379)
Amortisation charge	(1,106,200)	—	(1,106,200)

Closing net book amount	5,844,888	109,962	5,954,850

At 31 December 2025
Cost	28,771,423	109,962	28,881,385
Accumulated amortisation	(22,926,535)	—	(22,926,535)

Net book amount	5,844,888	109,962	5,954,850

Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method. The Group amortises intellectual property assets using the straight-line method over a 13 – 14 year period. The Group’s intellectual property assets include patents related to its LAG-3 product candidates.

12.	CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	31 December 2025		30 June 2025
	A$		A$
Trade payables	9,029,033		5,533,659
Unearned revenue	25,827,536	*	—
Accruals	10,251,239		4,653,950
Other payables	397,159		446,949

	45,504,967		10,634,558

*	Relates to unearned revenue recognised from upfront milestone payment received from Dr Reddy’s strategic collaboration and licensing agreement. Refer to Note 5 for details.

Immutep Limited-Appendix 4D	Page 22

Notes to the Consolidated Financial Statements (continued)

13.	CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	31 December 2025	30 June 2025
Convertible Note	A$	A$
Current liabilities	—	1,104,878

	—	1,104,878

	Consolidated
	31 December 2025	30 June 2025
	A$	A$
Convertible note at fair value at beginning of reporting period	1,104,878	960,763
Transfer to contributed equity on conversion of Convertible Notes	(532,990)	—
Transfer to accumulated losses on conversion of Convertible Notes	(583,206)	—
Net change in fair value	11,318	144,115

Convertible note at fair value at end of reporting period	—	1,104,878

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling A$13,750,828, which was subject to shareholder approval. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued in 2015 had a face value of A$1.00 per note with original exercise price of A$0.20 per share (post share consolidation), mature on 4 August 2025 and accrued interest at a rate of 3% per annum.

Details of the warrants granted together with the convertible note at initial recognition date are as follows:

•	8,475,995 warrants were granted which were exercised at a price of A$0.025 per share on or before 4 August 2025

•	371,445,231 warrants were granted which were exercisable at a price of A$0.0237 per share on or before 4 August 2020

All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

During FY2021, 75% of the Convertible Notes were converted to ordinary shares. These occurred in three tranches of 25% each between March 2021 and June 2021. During FY2022, a further 12.5% of the original Convertible Notes were converted to ordinary shares in March 2022. During FY2023, a further 6.25% of the original Convertible Notes were converted to ordinary shares in October 2022. On 18 July 2025, the remaining 6.25% of the Convertible Notes were all converted to 7,441,304 ordinary shares at conversion price of A$0.15 per share in accordance with the terms of the subscription agreement. All converted notes have been converted to ordinary shares with A$nil cash consideration per the original Subscription Agreement.

As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants have been restated in accordance with the subscription agreement. The exercise prices were adjusted for subsequent capital raising during the previous financial periods under the anti-dilution clause of share purchase agreements.

The warrant expiry dates remained unchanged. The restated terms were as follows:

•	847,600 warrants with an exercise price of A$0.24 per share (exercised on 18 July 2025)

•	37,144,524 warrants with an exercise price of A$0.235 per share (lapsed unexercised on 4 August 2020).

Immutep Limited-Appendix 4D	Page 23

Notes to the Consolidated Financial Statements (continued)

13.	CURRENT LIABILITIES – CONVERTIBLE NOTE (CONTINUED)

All warrants specified above have either been exercised or lapsed since initial recognition up to 31 December 2025. 847,600 warrants with an exercise price of A$0.24 per share were net settled on 18 July 2025; 33,904 ordinary shares were issued.

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data

Share price	A$0.051	Closing market share price on 31 July 2015

Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note

Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company

Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note was allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of A$4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

After initial recognition, there were six subsequent conversions of convertible notes in total as follows:

Conversion of 3,437,707 convertible notes on 18 March 2021 (25%)

Conversion of 3,437,707 convertible notes on 14 May 2021 (25%)

Conversion of 3,437,707 convertible notes on 7 June 2021 (25%)

Conversion of 1,718,853 convertible notes on 14 March 2022 (12.5%)

Conversion of 859,427 convertible notes on 14 October 2022 (6.25%)

Conversion of 859,427 convertible notes on 18 July 2025 (6.25%)

No convertible notes remain outstanding as at 31 December 2025.

	Convertible Note – Liability A$	Conversion feature – Equity A$
Fair value at issuance	4,419,531	41,431,774
Fair value movements	6,286,075	—
Conversion to ordinary shares	(10,705,606)	(41,431,774)

Balance at 31 December 2025	—	—

Immutep Limited-Appendix 4D	Page 24

Notes to the Consolidated Financial Statements (continued)

14.	EQUITY – CONTRIBUTED

			Consolidated
			31 December 2025	30 June 2025
			A$	A$
Fully paid ordinary shares	14	(a)	537,990,227	535,069,876
Options over fully paid ordinary shares - listed			9,661,954	9,661,954

Total Issued Capital			547,652,181	544,731,830

(a)	Ordinary shares

			31 December 2025		30 June 2025
			No.	A$	No.	A$
At the beginning of reporting period			1,460,389,575	535,069,876	1,452,612,290	532,443,233
Conversion of Convertible Notes (shares issued during the year)			7,441,304	1,116,196	—	—
Conversion of Warrants (shares issued during the year)			33,904	—	—	—
Exercise of performance rights - (shares issued during the year)	14	(b)	5,856,523	1,804,155	7,777,285	2,626,643

At reporting date			1,473,721,306	537,990,227	1,460,389,575	535,069,876

(b)	Shares issued

31 December 2025 details	Number of shares	Issue price A$	Total A$
Conversion of Convertible Notes	7,441,304	0.15	1,116,196
Conversion of Warrants	33,904	—	—
Exercise of performance rights (shares issued during the period)	5,856,523	0.31	1,804,155

	13,331,731		2,920,351

30 June 2025 details	Number of shares	Issue price A$	Total A$
Performance rights exercised (transfer from share-based payment reserve)	7,777,285	0.34	2,626,643

	7,777,285		2,626,643

Immutep Limited-Appendix 4D	Page 25

Notes to the Consolidated Financial Statements (continued)

15.	EQUITY – RESERVES AND ACCUMULATED LOSSES

	Consolidated
	31 December 2025	30 June 2025
	A$	A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	—	2,589,486
Foreign currency translation reserve	14,743,120	16,807,559
Share-based payments reserve	3,738,839	4,471,605

	37,598,164	42,984,855

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in Conversion feature of convertible note reserve were as follows:

Opening balance and closing balance	2,589,486	2,589,486

Transfer to accumulated losses on conversion of convertible notes	(2,006,280)	—

Transfer to contributed equity on conversion of convertible notes	(583,206)	—

Closing balance	—	2,589,486

Movements in foreign currency translation reserve were as follows:
Opening balance	16,807,559	2,423,316
Currency translation differences arising during the half-year	(2,064,439)	14,384,243

Ending balance	14,743,120	16,807,559

Movements in share-based payments reserve were as follows:
Opening balance	4,471,605	5,934,705
Options and performance rights expensed during the half-year	1,071,389	1,163,543
Exercise of vested performance rights transferred to contributed equity	(1,804,155)	(2,626,643)

Ending balance	3,738,839	4,471,605

(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(444,081,322)	(382,647,157)
Net loss for the half-year	(44,859,721)	(61,434,165)
Conversion of Convertible notes	2,589,486	—

Ending balance	(486,351,557)	(444,081,322)

Immutep Limited-Appendix 4D	Page 26

Notes to the Consolidated Financial Statements (continued)

16.	SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2025%	31 December 2024%
Immutep US Inc	USA	Ordinary	100%	100%
Prima BioMed Middle East FZ LLC	UAE	Ordinary	100%	100%
Immutep GmbH	Germany	Ordinary	100%	100%
Immutep Australia Pty Ltd	Australia	Ordinary	100%	100%
Immutep IP Pty Ltd	Australia	Ordinary	100%	100%
Immutep S.A.S.	France	Ordinary	100%	100%

17.	CONTINGENT LIABILITIES

There were no material contingent liabilities at 31 December 2025 and 2024.

18.	EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Subsequent to the reporting date, in January 2026, the Company received an upfront payment of A$29.9m (USD 20m) from Dr Reddy’s under the strategic Collaboration and Licensing Agreement which was entered into in December 2025.

No other matter or circumstance has arisen since 31 December 2025 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations or the Group’s state of affairs in future financial years.

19.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(i) Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2025 and 30 June 2025 on a recurring basis:

At 31 December 2025	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Financial Assets
Short-term investments	26,381,641	—	—	26,381,641

Total financial assets	26,381,641	—	—	26,381,641

Financial liabilities
Derivative financial liability	—	503,101	—	503,101

Total financial liabilities	—	503,101	—	503,101

Immutep Limited-Appendix 4D	Page 27

Notes to the Consolidated Financial Statements (continued)

19.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (CONTINUED)

At 30 June 2025	Level 1	Level 2	Level 3	Total
	A$	A$	A$	A$
Financial Assets
Short-term investments	62,284,779	—	—	62,284,779
Derivative financial asset	—	9,242	—	9,242

Total financial assets	62,284,779	9,242	—	62,294,021

Financial liabilities
Convertible note liability	—	—	1,104,878	1,104,878

Total financial liabilities	—	—	1,104,878	1,104,878

(ii) Valuation techniques used to determine fair values

Level 1:

The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2:

The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3:	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis

(iii) Fair value measurements using valuation techniques

•

Level 1 financial instruments consist of bank deposits having maturities of more than 3 months and not more than 12 months which have been recognised as short-term investments. Refer to Note 8 for details.

•	Level 2 financial instruments consist of: derivative financial liability at 31 December 2025 and derivative financial asset at 30 June 2025.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 13 for details of fair value measurement.

Immutep Limited-Appendix 4D	Page 28

Directors’ Declaration

The Directors of the company declare that:

a)	The financial statements and notes, as set out on pages 12 to 28 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards and the Corporations Regulations 2001; and

(ii)	giving a true and fair view of the group’s financial position as at 31 December 2025 and of its performance for the half-year ended on that date.

b)	there are reasonable grounds to believe that Immutep Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

25 February 2026

Immutep Limited-Appendix 4D	Page 29

Independent auditor’s review report to the members of Immutep Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Immutep Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 31 December 2025, the consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows, for the half-year ended on that date, material accounting policy information and selected explanatory notes and the directors‘ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immutep Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2025 and of its performance for the half-year ended on that date;

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000,
GPO BOX 2650 Sydney NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

pwc.com.au	Liability limited by a scheme approved under Professional Standards Legislation.

Immutep Limited-Appendix 4D	Page 30

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report, in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2025 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

Jason Hayes	Sydney
Partner	25 February 2026

Immutep Limited-Appendix 4D	Page 31